UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-43068

Quantum eMotion Corp.

2300 Alfred Nobel

Montreal Québec

Canada H4S 2A4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐ Form 40-F ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Quantum eMotion Corp.

Date: October 13, 2026	By:	/s/ Marc Rousseau
	Name:	Marc Rousseau
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1*	Arrangement Agreement
99.2	Material Change Report
99.3*	Voting and Support Agreement (Ali Hakimzadeh)
99.4*	Voting and Support Agreement (Blake Corbet)
99.5*	Voting and Support Agreement (William Edward Hammersla III)
99.6*	Voting and Support Agreement (Ian Patterson)
99.7*	Voting and Support Agreement (Jen Swindell)
99.8*	Voting and Support Agreement (Veera Singh)
99.9*	Voting and Support Agreement (Planet Ventures Inc.)
99.10*	Voting and Support Agreement (Game 7 Investments Inc.)

*

Portions of these documents have been omitted pursuant to Item 601(b)(10) of Regulation S-K because they are both (i) not material and (ii) contain the type of information that the Company customarily and actually treats as private and confidential.